Exhibit 99.4

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL UNIT ENGAGES ENERGY INFRASTRUCTURE ADVISOR

KIPI Maloy, Kalimantan Timur, Indonesia, 9 October 2018 - Continental Energy Corporation (OTCQB: CPPXF) (“Continental”) today announced that its Indonesian subsidiary PT Kilang Kaltim Continental ("KKC") has engaged a specialist in arranging commercial trade contracts and structuring project finance to assist and advise KKC with the development and realization of KKC's Maloy Refinery.

About Buck Hill Capital Partners, LLC - Buck Hill is a Houston based firm whose partners have over 45 years of combined experience in arranging guaranteed energy commodity trading contracts and the structuring of finance for energy infrastructure projects.

Senior partner of Buck Hill, Tim Sullivan, said "We are excited to be associated with KKC and its Maloy Refinery development. Continental and KKC have created a very attractive commercial opportunity for private investors to participate in Indonesia's recently deregulated downstream oil and gas industry and to share in the future economic growth of one of the most dynamic emerging economies in the world. Houston is home to many oil and gas savvy companies already familiar with the upstream business in Indonesia. We look forward to connecting them into KKC's Maloy Refinery development and introducing them to Continental's plans for other new Indonesian downstream oil and gas opportunities."

About PT Kilang Kaltim Continental - KKC is the holder of a foreign direct investment license with the Indonesian government which permits it to build, own, and operate a 24,000 barrels per day capacity crude oil refinery at the KIPI Maloy International Port and Industrial Park, a new special economic zone and industrial center located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The Maloy Refinery is intended to refine local domestic Indonesian crude oil feedstocks into motor fuels and other refined products for sale direct to underserved industrial and retail consumers within the East Kalimantan Province. Continental owns a net 97% shareholding in KKC.

Continental director and managing director of KKC, Karsani Aulia, said "We look forward to working closely with Buck Hill and communicating our business plans to potential strategic partners, trading counterparties, and financiers. Indonesia is vigorously encouraging new investment in its oil and gas and energy infrastructure industries, and is offering a wide variety of attractive fiscal and commercial investment incentives to both foreign and domestic developers of new downstream infrastructure. Indonesia is currently importing more than 500,000 barrels of refined petroleum products daily, while exporting more than 350,000 bbls/day crude oil due to constrained domestic refining capacity. The government is taking active measures to address this imbalance, and our Maloy Refinery development has received solid support from both the national and East Kalimantan provincial governments. The Maloy Refinery project is the first of a series of planned Continental downstream oil and gas developments, each to be co-located with upstream crude oil feedstock producing fields and intended to provide much needed refined fuels to large, growing, undersupplied local markets. As our motto declares, KKC and Continental are 'Fueling Growth in Indonesia'."

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (+1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's expectations, plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the efforts of Buck Hill or KKC to conclude trading contracts or financial support will be successful. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.